                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 AMENDMENT NO. 5

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                CORECOMM LIMITED
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   21869Q-10-8
                                   -----------
                                 (CUSIP Number)


                           Michael C. Forman, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4284
                   -------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                OCTOBER 12, 2001
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |X|

-------------------------------------------------------------------------------
CUSIP No. 21869Q-10-8                 13D          Page 2 of 7 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                    Michael Karp
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a) | |
                                                                    (b) | |
-------------------------------------------------------------------------------
  3.    SEC USE ONLY
-------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:

                    00
-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                          | |
-------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                    Pennsylvania
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 21,529,260
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    21,529,260
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    None
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               29,095,725(1)
-------------------------------------------------------------------------------

--------------
(1) Includes (i) 2,194,815 shares of Common Stock held by The Florence Karp Trust; (ii) 162,500 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm (the "Series B Preferred Stock") held by the Reporting Person; and (iii) 10,000 shares of Series B Preferred Stock held by The Florence Karp Trust. Each share of Series B Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at the Issuer's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in the Issuer's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000 and amended on April 12, 2001. Based on an initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 5,060,250 shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust are convertible into 311,400 shares of Common Stock.

      The Reporting Person disclaims beneficial ownership of the shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

-------------------------------------------------------------------------------
CUSIP No. 21869Q-10-8                 13D          Page 3 of 7 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           | |
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               19.75%(2)
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------












-----------
(2) Based upon 141,882,506 shares of Common Stock outstanding on October 1, 2001, as determined by adding the 98,369,458 shares outstanding on August 3, 2001, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on August 3, 2001, and the 43,513,048 shares of Common Stock that were issued by the Issuer on October 1, 2001.

-------------------------------------------------------------------------------
CUSIP No. 21869Q-10-8                 13D          Page 4 of 7 Pages
-------------------------------------------------------------------------------

         This Amendment No. 5 to Schedule 13D is being filed by Michael Karp (the "Reporting Person"). This Amendment No. 5 to Schedule 13D amends and supplements Item 5 of the original Schedule 13D dated April 23, 2001, Amendment No. 1 to the Schedule 13D dated May 3, 2001, Amendment No. 2 to the Schedule 13D dated May 4, 2001, Amendment No. 3 to the Schedule 13D dated October 1, 2001 and Amendment No. 4 to the Schedule 13D dated October 5, 2001. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 29,095,725 shares of Common stock, which includes (i) 2,194,815 shares of Common Stock held by The Florence Karp Trust; (ii) 162,500 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm (the "Series B Preferred Stock") held by the Reporting Person; and (iii) 10,000 shares of Series B Preferred Stock held by The Florence Karp Trust. Each share of Series B Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at the Issuer's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in the Issuer's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000 and amended on April 12, 2001. Based on an initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 5,060,250 shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust are convertible into 311,400 shares of Common Stock.

            The Reporting Person disclaims beneficial ownership of the shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust, and this report shall not be

-------------------------------------------------------------------------------
CUSIP No. 21869Q-10-8                 13D          Page 5 of 7 Pages
-------------------------------------------------------------------------------

deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

            The 29,095,725 shares of Common Stock beneficially owned by the Reporting Person constitute 19.75% of the Common Stock. This calculation is based upon 141,882,506 shares of Common Stock outstanding on October 1, 2001, as determined by adding the 98,369,458 shares outstanding on August 3, 2001, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on August 3, 2001, and the 43,513,048 shares of Common Stock that were issued by the Issuer on October 1, 2001.

         (b) The Reporting Person has the sole power to vote and to dispose of 21,529,260 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

         (c) The Reporting Person sold shares of Common Stock as set forth on
Schedule I attached hereto in open market transactions on the Nasdaq National Market.

         (d) None.

         (e) None.

-------------------------------------------------------------------------------
CUSIP No. 21869Q-10-8                 13D          Page 6 of 7 Pages
-------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 22, 2001                              /s/ Michael Karp
                                                ------------------------------
                                                Michael Karp

-------------------------------------------------------------------------------
CUSIP No. 21869Q-10-8                 13D          Page 7 of 7 Pages
-------------------------------------------------------------------------------


                                   SCHEDULE I

                          SALES BY THE REPORTING PERSON


       -------------------------------------------------------

                                NUMBER OF      AVERAGE PRICE
       DATE OF TRANSACTION        SHARES         PER SHARE
       -------------------------------------------------------
         October 11, 2001        936,430              $0.0723
       -------------------------------------------------------

         October 12, 2001       1,077,200             $0.0706
       -------------------------------------------------------

         October 15, 2001        992,463              $0.0711
       -------------------------------------------------------

         October 16, 2001       3,101,967             $0.0958
       -------------------------------------------------------

         October 17, 2001       1,631,230             $0.0812
       -------------------------------------------------------

         October 18, 2001       2,584,900             $0.0789
       -------------------------------------------------------